UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File No. 001-41079

Currenc Group Inc.

(Translation of registrant’s name into English)

410 North Bridge Road,

Spaces City Hall,

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Information Contained in this Report

On October 1, 2026, Currenc Group Inc. (Nasdaq: CURR) (the “Company”) was informed that the High Court of Malaya (the “Malaysian Court”) made absolute a charging order (the “Charging Order”) over 100,465 ordinary shares in Tranglo Sdn. Bhd. (the “Tranglo Shares”) owned by the Company’s subsidiary, Seamless Group Inc. (“Seamless”). Ripple Markets APAC Pte. Ltd. (“RMA”) obtained the Charging Order to enforce the summary judgment entered against Seamless by the Singapore High Court (the “Singapore Court”) on April 17, 2025 (in HC/OC 628/2024) (the “Summary Judgment”), described below, which remains unsatisfied. Beginning on October 7, 2026, RMA may commence further proceedings to enforce the Charging Order and seek a sale of the Tranglo Shares. Any such sale would require further enforcement proceedings, during which Seamless may seek to protect its interests, including with respect to the valuation, manner and terms of any proposed sale.

As previously disclosed, on August 17, 2024, RMA sent a default letter to GEA Limited (“GEA”) demanding payment totaling US$27,257,540.64, and sent a demand letter to Seamless, as guarantor, demanding the full amount by August 19, 2024. On August 19, 2024, RMA filed a claim in the Singapore Court naming Seamless and GEA as defendants (the “Defendants”) and demanding that the Defendants, jointly and severally, pay the demanded amount plus late fees and certain costs. On April 17, 2025, the Singapore Court granted the Summary Judgment. On April 17, 2026, RMA registered the Summary Judgment against Seamless in the Malaysian Court under the Reciprocal Enforcement of Judgments Act 1958. Because the Tranglo Shares are a Malaysian asset, RMA registered the Summary Judgment in Malaysia, where, by virtue of the registration, it became enforceable as if it were a judgment of the Malaysian Court.

As of the date of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2026, the Defendants, including Seamless, were jointly and severally liable for the principal sum of US$23,952,480.00 and late payment charges (to be assessed at the date of full payment), as well as certain summons costs orders and appeal costs orders.

This Report on Form 6-K is incorporated by reference into the registration statement on Form S-8 (File No. 333-288771) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 7, 2026

CURRENC GROUP INC.

By:	/s/ Wan Lung Eng
Name:	Wan Lung Eng
Title:	Chief Financial Officer